SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Q4 and Annual 2011 Results

PARTNER COMMUNICATIONS REPORTS
Q4 AND ANNUAL 2011 RESULTS

Partner records impairment charges* related to the acquisition of 012 Smile with negative impact on operating profit of NIS 322 million and NIS 311 million on net profit
The Board of Directors reaffirms existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit

Q4 2011 Highlights1 (compared with Q4 2010)

•       Total Revenues: NIS 1,589 million (US$ 416 million), a decrease of 10%
•       Service Revenues: NIS 1,286 million (US$ 337 million), a decrease of 10%
•       Reported Operating Loss: NIS 55 million (US$ 14 million)
•	Operating Profit before the impact of impairment charge: NIS 267 million (US$ 70 million), a decrease of 42%
•       Reported Net Loss: NIS 188 million (US$ 49 million)
•	Net Profit before the impact of impairment charge: NIS 123 million (US$ 32 million), a decrease of 60%
•       EBITDA2: NIS 478 million (US$ 125 million), a decrease of 28%
•       Free Cash Flow before interest payments 3: NIS 292 million (US$ 76 million), a  decrease of 22%
•       Cellular ARPU: NIS 106 (US$ 28), a decrease of 12%4

2011 Annual Highlights (compared with 2010)

•       Total Revenues: NIS 7.0 billion (US$ 1.8 billion), an increase of 5%
•       Service Revenues: NIS 5.2 billion (US$ 1.4 billion), a decrease of 8%
•       Reported Operating Profit: NIS 1.0 billion (US$ 271 million)
•	Operating Profit before the impact of impairment charge: NIS 1.4 billion (US$ 355 million), a decrease of 27%

* Unless otherwise stated, impairment charges in this document refer to the impairment charges related to the acquisition of 012 Smile, and does not include the impairment of subscriber acquisition costs capitalized in prior periods.

1  On March 3, 2011, the Company completed the acquisition of all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecoms services and local fixed line services and a provider of internet services. The financial results set forth above for Q4 2011 and 2011 therefore include the results of 012 Smile whereas the results for Q4 2010 and 2010 do not include the results of 012 Smile.

2 For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

3  Cash flows from operating activities before interest payments, net of cash flows used for investing activities. The free cash flow amounts for 2011 and for 2010 are after elimination of cash flows used for the acquisition of 012 Smile (NIS 30 million in Q4 2010 and NIS 597 million in Q1 2011).

4 The ARPU for Q4 2010 and 2010 have been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison.

•       Reported Net Profit: NIS 443 million (US$ 116 million)
•	Net Profit before the impact of impairment charge: NIS 754 million (US$ 197 million), a decrease of 39%
•       EBITDA2: NIS 2.2 billion (US$ 570 million), a decrease of 15%
•	Free Cash Flow before interest payments3: NIS 1.1 billion (US$ 283 million), a decrease of 28%
•	Cellular ARPU: NIS 111 (US$ 29), a decrease of 9%4

Rosh Ha’ayin, Israel, March 22, 2012 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the year and quarter ended December 31, 2011.

Key Financial Results5,6

	US GAAP		IFRS
NIS MILLION	2007	2008	2008	2009	2010	2011
Revenues	6,114	6,302	6,302	6,079	6,674	6,998
Cost of revenues	4,092	4,052	3,868	3,770	4,093	4,978
Gross profit	2,022	2,250	2,434	2,309	2,581	2,020
S,G&A	623	645	672	677	785	1,002
Impairment of goodwill						87
Other income	-	-	64	69	64	105
Operating profit	1,399	1,605	1,826	1,701	1,860	1,036
Financial costs, net	121	158	184	176	181	294
Income tax expenses	338	396	444	384	436	299
Net Profit	940	1,051	1,198	1,141	1,243	443
Earnings per share (basic, NIS)	6.01	6.77	7.71	7.42	8.03	2.85
Free cash flow	916	1,308	1,401	1,021	1,502	1,082

NIS MILLION	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Revenues	1,761	1,771	1,887	1,751	1,589
Cost of revenues	1,120	1,188	1,301	1,210	1,279
Gross profit	641	583	586	541	310
S,G&A	206	201	235	257	309
Impairment of goodwill					87
Other income	24	18	26	30	31
Operating profit (loss)	459	400	377	314	(55)
Financial costs, net	45	59	99	81	55
Income tax expenses	110	87	73	61	78
Net profit (loss)	304	254	205	172	(188)
Earnings (Losses) per share (basic, NIS)	1.96	1.64	1.32	1.11	(1.21)
Free cash flow	373	256	158	376	292

5 On January 1, 2009, the Company adopted the International Financial Reporting Standards ("IFRS"), replacing the previous reporting standard of US GAAP.  Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008.  See further explanations in the Q1 2009 press release dated May 21, 2009.  US GAAP data should not be compared with IFRS data.

6 See also footnotes on page 1.

Key Operating Indicators:

	US GAAP		IFRS
	2007	2008	2008	2009	2010		2011
EBITDA (NIS millions)	2,009	2,257	2,298	2,304	2,570		2,178
EBITDA as a percentage of total revenues	33%	36%	36%	38%	38%		31%
Cellular Subscribers (end of period, thousands)	2,860	2,898	2,898	3,042	3,160		3,176
Estimated Cellular Market Share (%)	32%	32%	32%	32%	32%		32%
Annual Cellular Churn Rate (%)	15%	18%	18%	18%	21%		29%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	336	365	365	364	366		397
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	158	161	161	151	122	7	111
No. Fixed Lines (end of period, thousands)					69		292
ISP Subscribers (end of period, thousands)					60		632

Commenting on the annual results for 2011, Mr. Haim Romano, Partner's CEO, said:

“The company is reporting today the full and final results for the year 2011. During March 2012, the Company’s management completed its valuation of the assets of the fixed-line segment. The main difference, compared with the estimated results we published in February 2012, is the impact of the resulting impairment charges related to the acquisition of 012 Smile. This impairment had no impact on the financial stability of the Company. The underlying fundamentals of the Company remain strong, with quarterly EBITDA of NIS 478 million and free cash flow of NIS 209 million. The net profit for the quarter excluding the impact of the impairment and a one-time increase in tax expenses was NIS 135 million.”

Commenting on the Group's strategy, Mr. Haim Romano noted: “We are focused on the improvement and development of our technological infrastructures. We are in the advanced stages of upgrading the cellular network to 3.5G and of preparing the infrastructure for 4G. In parallel, we are expanding the transmission infrastructure and developing and improving the capabilities of our IT system.

We are determined to continually improve service quality, customer satisfaction and providing added value for our customers, along with developing new growth engines, while improving operational efficiency and reducing our cost base, adjusting it to a level appropriate for the new market conditions.

During December 2011, we launched the “Orange Clear” campaign to postpaid private customers and in February the campaign was also launched in the business sector. The Orange Clear campaign reflects the Company's consumer vision: simplicity, fairness and clarity in all customer interfaces. We also continue to develop new services and in February, we launched a broad campaign for the sale of tablets integrated with attractive content services offers.

7 Reported ARPU for 2010 was NIS 148. The ARPU for 2010 has been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison.

Starting in the fourth quarter of 2011, we began to contract the cost base, towards adjusting it to a level in line with the decline in revenues. We also began to adjust the level of the workforce to a level appropriate to the Company’s objectives and to market conditions. Between October and February, the number of full-time equivalent positions was reduced by approximately 1,100 positions.”

With respect to the fixed-line segment, Mr. Haim Romano noted: "During the fourth quarter of 2011 the structural separation between the Company and 012 Smile was terminated and we started the process of merging the fixed-line businesses of the two companies.  We are nearing the completion of the integration of the headquarter functions of the Group, including human resources, finance, legal, procurement and logistics, that will be provided together under one management structure. This process is in addition to the integration of the engineering and IT infrastructure functions which have already been completed.

These actions are designed to maximize the operating and organizational synergies and to facilitate the focus of the necessary managerial attention for dealing with market challenges in both the short and long term, and the provision of quality services and integrated product offering for our customers.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented:

“The fourth quarter 2011 results, compared with the third quarter 2011 results, were mainly affected by seasonal effects, a decrease in the volume of equipment sales, the continuing negative impact of competition on revenues and a one-time tax expenses. These effects were partially offset by a reduction in operating expenses following a series of efficiency measures taken by the Company and lower financial costs mainly due to lower CPI.

Free cash flow after interest in the fourth quarter totaled NIS 209 million. Operating working capital remained at a level similar to that of the previous quarter, due to a reduction in trade receivables offset by a reduction in payables and an increase in inventories as a result of the launching of the iPhone 4S.

In light of the Company’s commitment to network quality and technological progress, the level of capital expenditures in the second half of 2011 was NIS 263 million, compared with NIS 208 million in the first half of the year. This rising trend is expected to continue through 2012, and total capitalized expenditures for 2012 are expected to be approximately NIS 650 million.

During the fourth quarter 2011, the Company began the process of adjusting the level of workforce to a level appropriate to the Company’s objectives and market conditions. Over the fourth quarter, the Company reduced approximately 700 positions; and during January and February 2012 the Company reduced a further approximately 400 positions; however, the said adjustments will impact the Company’s results mostly in the year 2012.

The intense competition in the cellular market continues to impact our results. In the fourth quarter the cellular postpaid subscriber base decreased by 27 thousand and the cellular churn rate reached 8.2%. However, most of the churn consists of lower contribution customers. The increase in the churn rate reflects an increase in the churn of pre-paid subscribers.

The overall level of cellular ARPU remains the highest in the Israeli cellular industry, and is influenced also by the highest level of MOU. The decrease in ARPU in the fourth quarter was mainly explained by seasonal effects related to a decrease in roaming activity compared with the third quarter and by the fact that the Jewish holidays occurred in the fourth quarter thereby reducing the number of working days in compare with the third quarter.

The decrease in cellular equipment gross profit in the fourth quarter mainly reflected a lower volume of sales, partially explained by the fewer working days and the delay in the launching of the iPhone 4S to mid-December 2011, as well as some erosion in the gross margin due to stiff competition.

The increased competition in the market for international connectivity services in Q4 2011 led to a sharp decline in prices, and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment. In addition, the Company’s management performed, as required, its annual impairment review of goodwill.

These impairment tests were performed by management with the assistance of an external independent expert, Giza Singer Even. Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, the Company recognized impairment charges for the fixed-line business assets in a total amount of NIS 322 million. Following recognition of the impairment charges, the Company reported a net loss of NIS 188 million for the fourth quarter, and a net profit of NIS 443 million for the year 2011.

The high level of cash in the Company’s balance sheet partly reflected the postponement of the quarterly repayment of Series A Notes in the amount of approximately NIS 200 million to January 1, 2012 as the original payment day - December 31, 2011 fell on a Saturday. The next quarterly repayment of Series A Notes which is due on March 31, 2012 will also be postponed by one day for the same reason.

The Board of Directors decided not to distribute additional dividends for the year 2011 in light of the loss recorded for the fourth quarter 2011 and considering that the total amount of dividends already distributed for 2011 is equivalent to approximately 80% of the annual net profit for 2011. The Board of Directors reaffirmed the existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit.”

 Partner Consolidated Results

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	2011	2010	Change %	2011	2010	Change	2011	2010	2011	2010	Change %
Total Revenues	5,996	6,562	(9)%	1,153	189	964	(151)	(77)	6,998	6,674	+5%
Service Revenues	4,248	5,575	(24)%	1,127	164	963	(151)	(77)	5,224	5,662	(8)%
Equipment Revenues	1,748	987	+77%	26	25	1	-	-	1,774	1,012	+75%
Operating Profit8	1,287	1,884	(32)%	71	(24)	+95	-	-	1,358	1,860	(27)%
EBITDA	1,896	2,558	(26)%	282	12	270	-	-	2,178	2,570	(15)%

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q4’11	Q4’10	Change %	Q4’11	Q4’10	Change	Q4’11	Q4’10	Q4’11	Q4’10	Change %
Total Revenues	1,299	1,730	(25)%	333	53	280	(43)	(22)	1,589	1,761	(10)%
Service Revenues	1,005	1,407	(29)%	324	47	277	(43)	(22)	1,286	1,432	(10)%
Equipment Revenues	294	323	(9)%	9	6	3	-	-	303	329	(8)%
Operating Profit8	260	457	(43)%	7	2	5	-	-	267	459	(42)%
EBITDA	407	651	(37)%	71	13	58	-	-	478	664	(28)%

Impairment of Fixed Line Assets and Goodwill

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services in Q4 2011 led to a sharp decline in prices, and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment. In addition, the Company’s management performed, as required, its annual impairment review of goodwill.

8  Excludes impact of impairment charges of NIS 322 million in the fixed-line segment in Q4 2011 .

The impairment test was performed by management with the assistance of an external independent expert, Giza Singer Even. Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business:

a)	Trade name by NIS 14 million, recorded in selling and marketing expenses;
b)	Customer relationships by NIS 73 million, recorded in selling and marketing expenses; and
c)	Rights of use (ROU) for international fiber optic lines by NIS 148 million, recorded in the cost of revenues.

In addition, the Company’s management performed, as required, its annual impairment review of goodwill, with the assistance of Giza Singer Even Ltd., again assessing recoverability of fixed-line segment assets based on value-in-use calculations. As a result of the impairment test, the Company recorded an impairment charge to goodwill in respect of the fixed-line business units in the amount of NIS 87 million in 2011.

The total impact of the impairment charges on operating profit in 2011 was a reduction of NIS 322 million. The total impact on net profit, including the resulting increase in deferred tax assets, net, of NIS 11 million, was a reduction of NIS 311 million.
In addition, as previously reported, the Company recorded an impairment of fixed-line subscriber acquisition costs in the total amount of NIS 27 million in the second half of 2011.

Financial Review

In 2011, Partner’s total revenues reached NIS 6,998 million (US$ 1,831 million), an increase of 5% from NIS 6,674 million in 2010. Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecoms services and local fixed line services and a provider of internet services, in March 2011. The consolidated results of 2011 therefore include the results of 012 Smile from March 2011 forward.  Partner’s total revenues for 2011 included a contribution of 012 Smile after first-time consolidation of NIS 888 million (US$ 232 million). Excluding 012 Smile, Partner’s revenues decreased by 8% in 2011 compared with 2010.

Total revenues in Q4 2011 were NIS 1,589 million (US$ 416 million), a decrease of 10% from NIS 1,761 million in Q4 2010. Excluding 012 Smile, Partner’s revenues decreased by 25% compared with Q4 2010.

Annual service revenues totaled NIS 5,224 million (US$ 1,367 million) in 2011, decreasing by 8% from NIS 5,662 million in 2010.

Service revenues for the cellular segment in 2011 were NIS 4,248 million (US$ 1,112 million) decreasing by 24% from NIS 5,575 million in 2010. Service revenues for the fixed line segment reached NIS 1,127 million (US$ 295 million) in 2011, compared with NIS 164 million in 2010. Excluding 012 Smile's contribution of NIS 866 million (US$ 227 million), total service revenues (for both segments) decreased by 23%. This decrease mainly reflected a 71% reduction in the interconnect voice tariffs and a 94% reduction in the interconnect SMS tariff from January 1, 2011. The direct impact of the reduction in interconnect tariffs in 2011 was a reduction of approximately NIS 1,075 million in service revenues. Excluding the impact of the reduction in interconnect tariffs and 012 Smile's contribution, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in revenues from roaming services.

Service revenues in Q4 2011, totaled NIS 1,286 million (US$ 337 million), a decrease of 10% from NIS 1,432 in Q4 2010. Excluding the NIS 253 million (US$ 66 million) contribution of 012 Smile (excluding inter-company revenues), the decrease in service revenues was 28%. This mainly reflected the impact of the reduction in interconnect tariffs, as described above, which reduced service revenues by approximately NIS 278 million in the quarter, as well as the ongoing price erosion, as described above.

Equipment revenues in 2011 totaled NIS 1,774 million (US$ 464 million), increasing by 75% on an annual basis. The increase largely reflected an increase in the average revenue per equipment device sold, primarily due to the higher proportion of high-value smartphones sold.

Equipment revenues in Q4 2011 were NIS 303 million (US$ 79 million), a decrease of 8% from NIS 329 million in Q4 2010, reflecting a decrease in the volume of equipment device sales which was only partially offset by the higher average revenue per equipment device sold.

Reported gross profit in 2011 totaled NIS 2,020 million (US$ 528 million).

Gross profit before the impact of the impairment in the amount of NIS 148 million, totaled NIS 2,168 million (US$ 567 million), a decrease of 16% from NIS 2,581 million in 2010. Excluding 012 Smile's contribution of NIS 215 million, the decrease in gross profit before the impact of the impairment was 24% or NIS 628 million. The impact of the reduction in interconnect tariffs explains approximately NIS 427 million of the decrease in gross profit with the remainder largely reflecting price erosion of cellular services, partially offset by an increase of 56% in the gross profit from cellular equipment sales.

Reported gross profit in Q4 2011was NIS 310 million (US$ 81 million).

Gross profit in Q4 2011 before the impact of the impairment, was NIS 458 million (US$ 120 million), decreasing by 29% from NIS 641 million in Q4 2010. The cellular segment gross profit decreased by 40%, mainly due to the negative impact of the reduction in interconnect tariffs on gross profit in the amount of approximately NIS 109 million, the continued price erosion in cellular services, and a 33% decrease in gross profit from cellular equipment sales. Gross profit for the fixed line segment before the impact of the impairment was NIS 78 million (US$ 20 million) in Q4 2011, compared with NIS 5 million in Q4 2010, including gross profit before the impact of the impairment of NIS 61 million contributed by 012 Smile.

In Q4 2011, the Company recognized an impairment loss for goodwill related to the purchase of 012 Smile in the amount of NIS 87 million (US$ 23 million).

Other income, net, totaled NIS 105 million (US$ 27 million) in 2011, compared with NIS 64 million in 2010, an increase of 64%, mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in revenues from equipment sales.

Reported operating profit for 2011 was NIS 1,036 million (US$ 271 million).

Operating profit before the impact of the impairment in the amount of NIS 322 million, totaled NIS 1,358 million (US$ 355 million) in 2011, a decrease of 27% from NIS 1,860 million in 2010. Operating profit for the cellular segment decreased by 32% and operating profit before the impact of the impairment for the fixed line segment, increased from an operating loss of NIS 24 million in 2010 to an operating profit of NIS 71 million in 2011, reflecting both the contribution of 012 Smile after first time consolidation (eliminating the impact of the impairment), and an increase in operating profit from other fixed line services.

Reported operating loss in Q4 2011 was NIS 55 million (US$ 14 million). Operating profit in Q4 2011 before the impact of the impairment, decreased by 42% from NIS 459 million in Q4 2010 to NIS 267 million (US$ 70 million) in Q4 2011. This largely reflected the decrease in cellular segment operating profit, primarily due to the impact of the interconnect tariff reductions and the decrease in gross profit from cellular equipment sales.

Annual EBITDA totaled NIS 2,178 million (US$ 570 million) in 2011, a decrease of 15% compared with NIS 2,570 million in 2010. EBITDA for the cellular segment was NIS 1,896 million (US$ 496 million) in 2011, decreasing by 26% from NIS 2,558 million in 2010. EBITDA for the fixed line segment was NIS 282 million (US$ 74 million) in 2011, compared with NIS 12 million in 2010, an increase of NIS 270 million, of which 012 Smile contributed NIS 198 million.

EBITDA in Q4 2011 was NIS 478 million (US$ 125 million), decreasing by 28% from NIS 664 million in Q4 2010.  For the cellular segment alone, the quarterly decrease in EBITDA was 37%.

Financial expenses, net in 2011 were NIS 294 million (US$ 77 million), an increase of 62% compared with NIS 181 million in 2010. This largely reflected an increase in interest expenses resulting from the increase in the average debt level by approximately NIS 1.5 billion largely related to the acquisition of 012 Smile.

Financial expenses, net, in Q4 2011 totaled NIS 55 million (US$ 14 million), compared with NIS 45 million in Q4 2010, an increase of 22%. The increase was primarily attributed to an increase in interest expenses resulting from the higher debt level, as well as an increase in losses from foreign exchange movements, partially offset by lower linkage expenses due to the decrease in the consumer price index (“CPI”) of 0.19% in Q4 2011 compared with an increase of 0.7% in Q4 2010.

Reported net profit in 2011 was NIS 443 million (US$ 116 million).

Net profit before the impact of the impairment in the amount of NIS 311 million, was NIS 754 million (US$ 197 million) in 2011, a decrease of 39% from NIS 1,243 million in 2010.

Reported net loss in Q4 2011 was NIS 188 million (US$ 49 million).  Q4 2011 net profit before the impact of the impairment was NIS 123 million (US$ 32 million), decreasing by 60% from NIS 304 million in Q4 2010.

Based on the weighted average number of shares outstanding during 2011, basic (reported) earnings per share or ADS, was NIS 2.85 (US$ 0.75).

Reported effective tax rate for 2011 was 40%.

Before the impact of the impairment, the effective tax rate for 2011 was 29% compared with 26% for 2010.

As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate was scheduled to be reduced by one percent each year from a rate of 26% in 2009 to a rate of 20% in 2015, and then to a rate of 18% from 2016. As a result, the Israeli corporate tax rate was reduced from a rate of 25% in 2010 to 24% in 2011.

On December 6, 2011 the Tax Burden Distribution Law (legislations amendments) was published in the law records. The law set the corporate tax rate at 25% from 2012, and cancelled the continuation of the gradual reduction in corporate tax to 18% by 2016 as described above.

As a result of the change in the future corporate tax rate, the deferred tax liability has increased in the amount of approximately NIS 12 million, as of December 31 2011, with a corresponding increase in deferred tax expenses recorded in Q4 2011. The tax expenses in Q4 2011 also reflect losses without corresponding deferred taxes and other one-time provisions.

As explained above, the Israeli corporate tax rate is expected to remain at the level of 25% in 2012. However, the Company’s effective tax rate is expected to be slightly higher mainly due to nondeductible expenses.

Funding and Investing Review

In 2011, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow") after elimination of the cash flows used for the acquisition of 012 Smile9, totaled NIS 1,082 million (US$ 283 million), a decrease of 28% from NIS 1,502 million in 2010.

Cash generated from operations decreased by 20% from NIS 1,958 million in 2010 to NIS 1,570 million (US$ 411 million) in 2011. This was mainly explained by the decrease in profit before depreciation and amortization as described above.

Operating working capital increased by NIS 266 million in 2011 compared with an increase of NIS 194 million in 2010. The increase primarily reflected the increase in trade receivables explained by the different payment terms for handset sales between the Company and its customers; while the Company generally has short payment terms from its handset suppliers, our customers generally pay for handsets under 36 month installment plans according to Company policy.

9  Cash flows used for the acquisition of 012 Smile included NIS 30 million in Q4 2010 and NIS 597 million in Q1 2011.

The level of investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 471 million (US$ 123 million) in 2011, an increase of 19% from NIS 395 million in 2010, primarily reflecting the impact of the upgrade of the Company’s networks and investments which were carried out by 012 Smile.

In view of the continuing upgrade of the transmission and mobile networks in advance of fourth generation implementation, as well as investments in enhancing the existing business support systems in preparation for their upgrade, the level of investment in fixed assets, including the fixed network, is expected to reach approximately NIS 650 million in 2012, and is expected to be funded principally through cash from operations.

The amount of subscriber acquisition and retention costs, net, that was capitalized by the Company decreased from NIS 71 million in 2010 to NIS 33 million (US$ 9 million) in 2011, reflecting the impact of the amendment to the Communications Law, introduced in February 2011, which restricts subscriber exit fines.

In Q4 2011, free cash flow was NIS 292 million (US$ 76 million), a decrease of 22% compared with NIS 373 million in Q4 20108, reflecting a 24% decrease in operating cash flow, partially offset by a 22% decrease in investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs.

The level of net debt10 at the end of 2011 was NIS 4.64 billion, compared with NIS 3.40 billion at the end of 2010 and NIS 4.72 billion at the end of Q3 2011. The increase in net debt compared with 2010 principally reflected debt incurred in connection with the acquisition of 012 Smile (approximately NIS 1.4 billion), which was partially offset by free cash flows after dividend.

Dividend

The Board of Directors decided not to distribute additional dividends for the year 2011 in light of the loss recorded for the fourth quarter 2011 and considering that the total amount of dividends already distributed for 2011 is equivalent to approximately 80% of the annual net profit for 2011.

The Board of Directors reaffirmed the existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit.

10  Total current and non-current borrowings less cash and cash equivalents.

Cellular Segment Financial Review11

NIS Millions	Q4’11	Q4’10	Change %	2011	2010	Change %
Total Revenues	1,299	1,730	(25)%	5,996	6,562	(9)%
Service Revenues	1,005	1,407	(29)%	4,248	5,575	(24)%
Equipment Revenues	294	323	(9)%	1,748	987	+77%
Operating Profit	260	457	(43)%	1,287	1,884	(32)%
EBITDA	407	651	(37)%	1,896	2,558	(26)%

Annual total revenues for the cellular segment reached NIS 5,996 million (US$ 1,569 million) in 2011, a decrease of 9% from NIS 6,562 million in 2010. In Q4 2011, total revenues were NIS 1,299 million (US$ 340 million), a decrease of 25% from NIS 1,730 million in Q4 2010.

Annual service revenues for the cellular segment in 2011 were NIS 4,248 million (US$ 1,112 million) decreasing by 24% from NIS 5,575 million in 2010. This decrease mainly reflected a 71% reduction in the interconnect voice tariff and a 94% reduction in the interconnect SMS tariff from January 1, 2011. The direct impact of the reduction in interconnect tariffs was a reduction of approximately NIS 1,075 million in service revenues in 2011. Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in the profitability of roaming services.

The negative trends described above were partially offset by growth in the cellular postpaid subscriber base of approximately one percent, on an average basis over 2011, and by growth in the cellular prepaid subscriber base of approximately 5%, on an average basis over 2011.
Pre-paid subscribers accounted for service revenues in the total amount of approximately NIS 500million (US$ 131 million) in 2011.

In addition, significant growth in the popularity of smartphones supported average monthly revenue per cellular subscriber (“ARPU”) levels by generating revenue growth in revenues from data and content services.

In Q4 2011, cellular segment service revenues totaled NIS 1,005 million (US$ 263 million), a decrease of 29% from NIS 1,407 in Q4 2010. This mainly reflected the impact of the reduction in interconnect tariffs, as described above, which reduced service revenues by approximately NIS 278 million in Q4, as well as the price erosion as described above.

11  The analysis includes intersegment revenues and costs of revenues. The impairment in Q4 2011 did not have any impact on the results for the cellular segment.

In addition, the fourth quarter results were detrimentally affected by two factors: first, as part of the consumer amendments to the Company’s mobile radio license instituted by the Ministry of Communications which came into effect in December 2010, the Company was required to obtain explicit consent from all of its postpaid customers to receive various categories of content and data services. This led to a discernable reduction in revenues from content and data services starting in the fourth quarter.

Second, part of the Jewish holiday season shifted from the third quarter in 2010 to the fourth quarter 2011, which led to a reduction in the relative number of working days in the quarter.

As of January 2012, the interconnect voice tariff was reduced by a further approximately 5% and the interconnect SMS tariff was reduced by a further approximately 6%.

Revenues from cellular data and content services excluding SMS12 in 2011 totaled NIS 666 million (US$ 174 million) or 16% of cellular service revenues, in 2011, increasing by 4 % compared with NIS 638 million or 11 % of cellular service revenues in 2010.

In Q4 2011, the aforementioned revenues totaled NIS 158 million (US$ 41 million) or 16% of cellular service revenues, an decrease of 4% compared with NIS 165 million or 12% of cellular service revenues in Q4 2010. Revenues from cellular data and content services were negatively affected in the fourth quarter of 2011 by the consumer amendments to the Company’s license, as described above.

SMS service revenues totaled NIS 456 million (US$ 119 million) in 2011, an increase of 18% compared with NIS 387 million in 2010, and the equivalent of 11% of cellular service revenues, compared with 7% in 2010.
In Q4 2011, SMS service revenues totaled NIS 122 million (US$ 32 million), an increase of 21% compared with NIS 101 million in Q4 201012.

Revenues from sales of cellular equipment for 2011 reached NIS 1,748 million (US$ 457 million), an increase of 77% compared with NIS 987 million in 2010. The increase largely reflected an increase in the average revenue per equipment device, mainly due to the higher proportion of high-value smartphones sold.

In Q4 2011, cellular equipment revenues totaled NIS 294 million (US$ 77 million), a decrease of 9% from NIS 323 million in Q4 2010. This reflected a decrease in the volume of equipment device sales, in part related to the delayed launch of the iPhone 4S to mid-December 2011, partially offset by an increase in the average revenue per equipment device, mainly due to the higher proportion of high-value smartphones sold.

 12  As explained in the press release dated February 23, 2011 regarding the Q4 2010 results, as of Q1 2011 the Company changed the methodology for allocating revenues from bundled packages between airtime revenues and content revenues. In addition, in Q4 2011 the Company also adjusted its allocation of credits.  The results for 2010 have been adjusted under the new methodology for the purposes of comparison.

Gross profit from cellular services in 2011 was NIS 1,525 million (US$ 399 million), decreasing by 35% compared with NIS 2,344 million in 2010. This decrease mainly reflected the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 443 million, as well as the reduction in service revenues as described above. In addition, the decrease reflected an increase in interconnect expenses related to the growth in outgoing voice minutes and also higher payroll expenses related to the increase in the customer service workforce during the year.

In Q4 2011, the gross profit from cellular services totaled NIS 331 million (US$ 87 million), compared with NIS 562 million in Q4 2010, a decrease of 41%. This mainly reflected the negative impact of the reduction in interconnect tariffs on gross profit in the amount of approximately NIS 113 million, and the reduction in service revenues as described above. The decrease was also partially explained by the reduction in frequency fees of NIS 50 million that was recorded in Q4 2010, following a Supreme Court decision to accept a petition against the Ministry of Communications.

Gross profit from cellular equipment sales in 2011 totaled NIS 369 million (US$ 97 million), an increase of 56% from NIS 236 million in 2010, attributable largely to an increase in profit per unit. Over 2011, the total amount of cellular equipment subsidies, net, that was capitalized was NIS 12 million, compared with NIS 51 million in 2010, reflecting the impact of the limitations on subscriber exit fines which came into effect in February 2011 on handset subsidies.

In Q4 2011 gross profit from cellular equipment sales was NIS 49 million (US$ 13 million), compared with NIS 73 million in Q4 2010, a decrease of 33%. This was mainly due to the decrease in the volume of equipment device sales, as well as the decrease in the average equipment profit per device.

Gross profit for the cellular segment in 2011 totaled NIS 1,894 million (US$ 496 million), a decrease of 27% compared to NIS 2,580 million in 2010. Cellular segment gross profit in Q4 2011 was NIS 380 million (US$ 99 million), a decrease of 40% from NIS 636 million in Q4 2010.

Selling, marketing, general and administration expenses for the cellular segment in 2011 amounted to NIS 712 million (US$ 186 million), decreasing by 6% from NIS 760 million in 2010. The decrease reflected a decrease in marketing and advertising expenses and the impact of a one-time reduction in bad debts and doubtful accounts expenses recorded in Q2 2011, partially offset by higher salary expenses, and increased depreciation expenses.

In Q4 2011, selling, marketing, general and administration expenses for the cellular segment totaled NIS 151 million (US$ 40 million), a decrease of 26% compared to NIS 203 million in Q4 2010. This decrease was mainly explained by a decrease in marketing and advertising expenses, and a decrease in salary and selling commissions expenses.

Overall, operating profit for the cellular segment in 2011 was NIS 1,287 million (US$ 337 million), decreasing by 32% compared with NIS 1,884 million in 2010.

In Q4 2011, cellular segment operating profit totaled NIS 260 million (US$ 68 million), a decrease of 43% from NIS 457 million in Q4 2010.

EBITDA for the cellular segment totaled NIS 1,896 million (US$ 496 million) in 2011, a decrease of 26% from NIS 2,558 million in 2010. As a percentage of total cellular revenues, EBITDA in 2011 was 32%, compared with 39% in 2010. The decrease in EBITDA largely reflected the direct impact of the reduction in interconnect tariffs which reduced cellular segment EBITDA by approximately NIS 443 million, together with the cellular service price erosion as described above, partially offset by the increase in gross profit from cellular equipment sales.

Q4 2011 EBITDA for the cellular segment was NIS 407 million (US$ 107 million), compared to NIS 651 million in Q4 2010, a decrease of 37%.  As a percentage of total cellular revenues, EBITDA in Q4 2011 was 31%, compared with 38% in Q4 2010. The decrease in quarterly EBITDA largely reflected the direct impact of the reduction in interconnect tariffs which reduced cellular segment EBITDA by approximately NIS 113 million, together with the cellular service price erosion and the decrease in gross profit from cellular equipment sales.

Cellular Segment Operational Review

In 2011 approximately 16 thousand net active cellular subscribers joined the Company, compared with approximately 118 thousand net additions in 2010. The significant decrease in annual net additions reflected the intensification of competition in the market which led to an increase in churn, as explained below.

At the end of December 2011, the Company's active cellular subscriber base (including mobile data subscribers) was approximately 3.176 million including approximately 2.282 million postpaid subscribers or 72% of the base, and approximately 894 thousand prepaid subscribers, or 28% of the subscriber base.

The annual churn rate for cellular subscribers in 2011 was 29%, an increase of 8 percentage points compared with 21% in 2010. The increase in the churn rate largely reflected the intensification of competition in the market following the introduction of limitations on subscriber exit fines from February 2011, leading to a significant increase in the voluntary churn of post-paid subscribers. The high churn rate also continues to reflect the high churn rate of pre-paid subscribers and subscribers with collection problems.

The 2011 year-end cellular market share is estimated to be unchanged at 32%.

The monthly average revenue per cellular subscriber (ARPU) for the year 2011 was NIS 111 (US$ 29), a decrease of approximately 9% from NIS 12213 in 2010. In Q4 2011, ARPU was NIS 106 (US$ 28), a decrease of 12% from NIS 12012 in Q4 2010. Both the annual and quarterly decreases reflect the downward pressure on prices as a result of the highly intense competition in the cellular market. In addition, the decrease in the quarterly ARPU reflected the impact of the consumer amendments to the Company’s license on content and data service revenues as described above, as well as the shifting of part of the Jewish holiday season from the third quarter in 2010 to the fourth quarter in 2011, leading to a reduction in the relative number of working days in the quarter.

The monthly average minutes of use per subscriber (MOU) for cellular subscribers in 2011 was 397 minutes, an increase of 8% compared with the MOU of 366 minutes in 2010. This increase largely reflected the continued growth in the popularity of cellular tariff plans which offer large quantities of minutes for a fixed monthly price. The increase occurred despite the continued rise in the mobile broadband subscriber base as a percentage of the total cellular subscriber base, which puts downward pressure on the MOU since these subscribers do not generate significant airtime use.

In Q4 2011, MOU was 407 minutes compared with 375 minutes in Q4 2010. This increase is explained by the same factors as the annual increase, partially offset by the impact of the shifting of part of the Jewish holiday season from the third quarter in 2010 to the fourth quarter in 2011 as described above.

13 The ARPU for 2010 and for Q4 2010 have been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison.

Fixed Line Segment Review14

NIS Millions	Q4’11	Q4’10	Change	2011	2010	Change
Total Revenues	333	53	280	1,153	189	964
Service Revenues	324	47	277	1,127	164	963
Equipment Revenues	9	6	3	26	25	1
Operating Profit (loss) 15	7	2	5	71	(24)	95
EBITDA	71	13	58	282	12	270

Total Revenues in 2011 for the fixed line segment reached NIS 1,153 million (US$ 302 million) compared with NIS 189 million in 2010. Total Revenues included a contribution of 012 Smile after first-time consolidation from March 2011, in the amount of NIS 970 million (US$254 million) in 2011. Fixed line segment revenues excluding 012 Smile were NIS 183 million (US$ 48 million), a slight decrease of 3% compared with 2010.

In Q4 2011, total revenues were NIS 333 million (US$ 87 million) in the fixed line segment of which 012 Smile first time consolidation contributed NIS 287 million (US$ 75 million), compared with NIS 53 million in Q4 2010. Excluding 012 Smile, total revenues were NIS 46 million (US$ 12 million) in Q4 2011, a decrease of 13% compared with Q4 2010.

Fixed line service revenues totaled NIS 1,127 million (US$ 295 million) in 2011, compared with NIS 164 million in 2010. 012 Smile first time consolidation accounted for NIS 947 million of the total in 2011. Excluding 012 Smile contribution, service revenues for the fixed line segment totaled NIS 180 million (US$ 47 million), compared with NIS 164 million in 2010, an increase of 10%. The increase reflected revenue growth from both residential and business fixed line services.

Service revenues for the fixed line segment in Q4 2011 reached NIS 324 million (US$ 85 million), of which 012 Smile contribution of first time consolidation was NIS 278 million. Excluding the 012 Smile contribution, segment service revenues in Q4 2011 remained approximately unchanged from Q4 2010 at NIS 46 million (US$ 12 million).

The number of local fixed lines reached approximately 292 thousand lines at the end of 2011, compared with approximately 69 thousand lines at the end of 2010. The ISP subscriber base was approximately 632 thousand as of the end of 2011, compared with approximately 60 thousand at the end of 2010. The growth in the number of local fixed lines and the ISP subscriber base reflected the consolidation of the subscribers of 012 Smile following its first-time consolidation in Partner starting March 3, 2011.

14  The analysis includes intersegment revenues and costs of revenues.

15  Excludes impact of impairment charges of NIS 322 million in Q4 2011, as explained on pages 6.

Revenues from equipment sales in the fixed line segment in 2011 totaled NIS 26 million (US$ 7 million), remaining at a level similar to NIS 25 million in 2010.

In Q4 2011, equipment sales revenues were NIS 9 million (US$ 2 million), increasing from NIS 6 million in Q4 2010.

Reported gross profit for the fixed line segment in 2011 was NIS 126 million (US$ 33 million).

Gross Profit for the fixed line segment before the impact of the impairment in the amount of NIS 148 million, was NIS 274 million (US$ 72 million) in 2011, including gross profit of NIS 215 million contributed by 012 Smile, compared with NIS 1 million in 2010. Gross profit for the fixed line segment was positively affected by the acquisition of 012 Smile, and the impact of the reduction in interconnect expenses for calls to cellular operators following the reduction in cellular interconnect tariffs effective as of January 2011, partially offset by an impairment in the amount of NIS 27 million recorded in the second half of 2011 related to subscriber acquisition costs capitalized in prior periods. The impairment was recorded following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

Reported gross loss for the fixed line segment in Q4 2011 was NIS 70 million (US$ 18 million).

Gross profit for the fixed line segment, before the impact of the impairment, reached NIS 78 million (US$ 20 million), increasing by NIS 73 million from NIS 5 million in Q4 2010. 012 Smile accounted for NIS 60 million of the increase.

Reported selling, marketing, general and administration expenses for the fixed line segment in 2011 were NIS 290 million (US$ 76 million).

Selling, marketing, general and administration expenses for the fixed line segment before the impact of the impairment in the amount of NIS 87 million, were NIS 203 million (US$ 53 million) in 2011, compared to NIS 25 million in 2010, an increase of NIS 178 million. The increase reflected additional expenses following the acquisition of 012 Smile in the amount of NIS 187 million in 2011, partially offset by lower salary expenses, selling commissions, and marketing and advertising expenses. In Q4 2011, these expenses totaled NIS 71 million (US$ 19 million), including NIS 65 million contributed by 012 Smile, compared with NIS 3 million in Q4 2010.

Reported operating loss for the fixed line segment in 2011 was NIS 251 million (US$ 66 million).

Operating profit for the fixed line segment before the impact of the impairment in the amount of NIS 322 million was NIS 71 million (US$ 19 million) in 2011, of which 012 Smile contributed an operating profit of NIS 29 million. Excluding 012 Smile's contribution, operating profit increased by NIS 66 million in the year, from an operating loss of NIS 24 million in 2010 to a profit of NIS 42 million (US$ 11 million) in 2011. Operating profit for the fixed line segment in Q4 2011 totaled NIS 7 million (US$ 2 million), compared with NIS 2 million in Q4 2010.

EBITDA for the fixed line segment in 2011 totaled NIS 282 million (US$ 74 million), compared with NIS 12 million in 2010. 012 Smile’s contribution after first time consolidation to EBITDA in 2011 was NIS 198 million. Excluding 012 Smile’s contribution, EBITDA for the fixed line segment in 2011 totaled NIS 84 million (US$ 22 million), compared with NIS 12 million in 2010. The EBITDA margin for the fixed line segment in 2011 was 24% of total fixed line segment revenues. In Q4 2011, EBITDA for the fixed line segment was NIS 71 million (US$ 19 million), compared with NIS 13 million in Q4 2010, of which NIS 51 million was contributed by 012 Smile.

Conference Call Details

Partner will hold a conference call on Thursday, March 22, 2012, at 18:00 Israel time (12:00 EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:
North America toll-free: +1.888.407.2553, International: +972.3. 918.0650

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:
http://www.orange.co.il/investor_site/.
To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5942
North America: +1.888.326.9310
Both the replay of the call and the webcast will be available from March 22, 2012 until March 26, 2012.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Partner will be filling its Annual Report for the year ended December 31, 2011 (on form 20-F) with the US SEC, during March 22, 2012.

The financial results presented in this press release are audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2011: US $1.00 equals NIS 3.821. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items (including impairment charges) ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2010	2011	2011
	In millions
CURRENT ASSETS
Cash and cash equivalents	321	532	139
Trade receivables	1,331	1,518	397
Other receivables and prepaid expenses	71	41	11
Deferred expenses - right of use		19	5
Inventories	101	162	43
Income tax receivable		12	3
Derivative financial instruments	6	24	6
	1,830	2,308	604

NON CURRENT ASSETS
Trade Receivables	632	856	224
Deferred expenses - right of use		142	37
Assets held for employee rights upon retirement, net		3	1
Advance payment in respect of the acquisition of 012 smile	30
Property and equipment	2,058	2,051	537
Licenses and other intangible assets	1,077	1,290	338
Goodwill		407	107
Deferred income tax asset		30	8

	3,797	4,779	1,252

TOTAL ASSETS	5,627	7,087	1,856

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2010	2011	2011
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	628	498	130
Trade payables	771	913	239
Parent group - trade	72	142	37
Other payables	264	216	57
Deferred revenue	51	52	14
Provisions	26	65	17
Derivative financial instruments	3	3	1
Income tax payable	11
	1,826	1,889	495

NON CURRENT LIABILITIES
Notes payable	1,836	2,605	682
Bank borrowings	1,252	2,068	541
Liability for employee rights upon retirement, net	54	48	13
Dismantling and restoring sites obligation	23	25	7
Other non current liabilities	8	10	2
Deferred tax liability	2	17	4
	3,175	4,773	1,249

TOTAL LIABILITIES	5,001	6,662	1,744

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010 and 2011 - 235,000,000 shares; issued and outstanding -
December 31, 2010 – *155,249,176 shares
December 30, 2011 – *155,645,708 shares	2	2	1
Capital surplus	1,099	1,100	288
Accumulated deficit	(124)	(326)	(85)
Treasury shares, at cost - December 31, 2010 and 2011 - 4,467,990 shares	(351)	(351)	(92)
TOTAL EQUITY	626	425	112
TOTAL LIABILITIES AND EQUITY	5,627	7,087	1,856

* Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			Into U.S. Dollars
	Year ended December 31
	2009	2010	2011	2011
	In millions (except earnings per share)
Revenues	6,079	6,674	6,998	1,831
Cost of revenues	3,770	4,093	4,978	1,303
Gross profit	2,309	2,581	2,020	528

Selling and marketing expenses	387	479	711	186
General and administrative expenses	290	306	291	76
Impairment of goodwill			87	23
Other income, net	69	64	105	28
Operating profit	1,701	1,860	1,036	271
Finance income	28	28	39	10
Finance expenses	204	209	333	87
Finance costs, net	176	181	294	77
Profit before income tax	1,525	1,679	742	194
Income tax expenses	384	436	299	78
Profit for the year	1,141	1,243	443	116

Earnings per share

Basic	7.42	8.03	2.85	0.75
Diluted	7.37	7.95	2.84	0.74

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2009	2010	2011	2011
	In millions
Profit for the year	1,141	1,243	443	116
Other comprehensive income (losses):
Actuarial gains (losses) on defined benefit plan	16	(8)	(21)	(5)
Income taxes relating to actuarial gains (losses) on defined benefit plan	(4)	2	5	1
Other comprehensive income (losses) for the year, net of income taxes	12	(6)	(16)	(4)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,153	1,237	427	112

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	290		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of EBITDA
–Depreciation and amortization	590	182		772
–Impairment of intangible assets, deferred expenses and goodwill		349		349
–Other	19	2		21
EBITDA	1,896	282		2,178

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(772)
- Impairment of intangible assets, deferred expenses and goodwill				(349)
- Finance costs, net				(294)
- Other				(21)
Profit before income tax				742

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581

Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA –Depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–Other	25			25
EBITDA	2,558	12		2,570

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2011	2010	2011	2010	2011	2011
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,881	2,384	478	669	491	124
Income tax paid	(311)	(426)	(58)	(118)	(81)	(14)
Net cash provided by operating activities	1,570	1,958	420	551	410	110

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(349)	(361)	(102)	(152)	(91)	(26)
Acquisition of intangible assets	(155)	(105)	(34)	(27)	(41)	(9)
Advance payment in respect of the acquisition of 012 smile		(30)		(30)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)	(597)				(156)
Interest received	12	5	2	2	3	*
Proceeds from sale of property and equipment	3		3		1	1
Proceeds from derivative financial instruments, net	1	5	3	(1)	*	1
Net cash used in investing activities	(1,085)	(486)	(128)	(208)	(284)	(33)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	1	16		8	*
Non-current bank borrowing received	900	1,000		500	236
Proceeds from issuance of notes payable, net of issuance costs	1,136	990			297
Dividend paid	(659)	(1,209)	(134)	(572)	(172)	(35)
Capital reduction		(1,400)
Repayment of finance lease	(4)	(3)	(1)	(1)	(1)	( *)
Interest paid	(235)	(118)	(83)	(58)	(62)	(22)
Repayment of current borrowings	(128)				(33)
Repayment of non-current bank borrowings	(699)				(183)
Repayment of notes payables	(586)	(756)	(197)	(382)	(153)	(52)
Net cash used in financing activities	(274)	(1,480)	(415)	(505)	(71)	(109)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	211	(8)	(123)	(162)	55	(32)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	321	329	655	483	84	171

CASH AND CASH EQUIVALENTS AT END OF PERIOD	532	321	532	321	139	139

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2011	2010	2011	2010	2011	2011
	In millions
Cash generated from operations:

Profit (loss) for the period	443	1,243	(188)	304	116	(49)
Adjustments for:
Depreciation and amortization	743	669	186	180	194	49
Amortization of deferred expenses- Right of use	29		9		7	2
Impairment of deferred expenses- Right of use	148		148		38	38
Impairment of goodwill	87		87		23	23
Impairment of intangible assets	114	16	97	16	30	25
Employee share based compensation expenses	19	23	5	6	5	1
Liability for employee rights upon retirement, net	(26)	8	(12)	(1)	(7)	(3)
Finance costs, net	71	53	(2)	14	19	(1)
Gain (loss) from change in fair value of derivative financial instruments	(19)	6	(9)	8	(5)	(2)
Interest paid	235	118	83	58	62	22
Interest received	(12)	(5)	(2)	(2)	(3)	(1)
Deferred income taxes	2	18	9	4	1	2
Income tax paid	311	426	58	118	81	15
Capital loss on sale of property and equipment	2	3	1	3	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(190)	(214)	53	(92)	(50)	14
Other	44	(40)	14	(37)	11	4
Increase (decrease) in accounts payable and accruals:
Parent group - trade	70	38	(12)	37	18	(3)
Trade	(37)	(40)	10	37	(10)	3
Other payables	(91)	27	(39)		(24)	(10)
Provisions	36	(8)	(6)	13	9	(2)
Deferred revenue	*	(5)	2	1	*	1
Increase in deferred expenses- Right of use	(27)		(12)		(7)	(3)
Current income tax liability	(13)	(9)	11	(12)	(3)	2
Decrease (increase) in inventories	(58)	57	(13)	14	(15)	(3)
Cash generated from operations:	1,881	2,384	478	669	491	124

At December 31, 2009, 2010 and 2011, trade payables include NIS 179 million, NIS 220 million and NIS 217 million, in respect of acquisition of intangible assets and property and equipment, respectively.

At December 31, 2009, 2010 and 2011, tax withholding related to dividend of approximately NIS 14 million, NIS 17 million and NIS 6 million, respectively, is outstanding. These balances are recognized in the cash flow statements upon payment.

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
Current assets	295
Deferred expenses	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The acquisition is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. See also Notes 5, 12, 14  to the company Consolidated Financial Statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2011	2010	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,570	1,958	420	551	410	110

Liability for employee rights upon retirement	26	(8)	12	1	7	3
Accrued interest and exchange and linkage differences on long-term liabilities	(289)	(160)	(77)	(68)	(75)	(21)
Increase (decrease) in accounts receivable:
Trade	190	214	(53)	92	50	(14)
Other, including derivative financial instruments	2	34	7	29	1	2
Decrease (increase) in accounts payable and accruals:
Trade	37	40	(10)	(37)	10	(2)
Shareholder – current account	(70)	(38)	12	(37)	(18)	3
Other	54	(15)	43	(15)	14	12
Income tax paid	311	426	58	118	81	15
Increase (decrease) in inventories	58	(57)	13	(14)	15	3
Decrease in assets retirement obligation	(1)	(1)	(2)		(1)	(1)
Financial expenses	290	177	55	44	76	15
EBITDA	2,178	2,570	478	664	570	125

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2011: US $1.00 equals 3.821 NIS.
** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operational Parameters16

NIS M unless otherwise stated	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2010	2011
Cellular Segment Service Revenues	1,340	1,392	1,435	1,407	1,099	1,074	1,070	1,005	5,575	4,248
Cellular Segment Equipment Revenues	220	257	188	323	555	520	379	294	987	1,748
Fixed Line Segment Service Revenues	36	38	43	47	137	325	341	324	164	1,127
Fixed Line Segment Equipment Revenues	7	7	5	6	4	7	6	9	25	26
Reconciliation for consolidation	(16)	(18)	(21)	(22)	(24)	(39)	(45)	(43)	(77)	(151)
Total Revenues	1,587	1,676	1,650	1,761	1,771	1,887	1,751	1,589	6,674	6,998
Operating Profit	451	474	476	459	400	377	314	(55)	1,860	1,036
Cellular Segment EBITDA	622	649	636	651	540	502	447	407	2,558	1,896
Fixed Line Segment EBITDA	(3)	(3)	5	13	45	84	82	71	12	282
Total EBITDA	619	646	641	664	585	586	529	478	2,570	2,178
EBITDA Margin (%)	39%	39%	39%	38%	33%	31%	30%	30%	39%	31%
Financial Expenses, net	1	73	62	45	59	99	81	55	181	294
Net Profit	337	293	309	304	254	205	172	(188)	1,243	443
Total Dividend Declared	330	290	300	300	210	-	140	-	1,220	350
Change in Operating Working Capital	124	95	(64)	39	86	320	(132)	(8)	194	266
Capital Expenditures	87	73	67	168	133	75	132	131	395	471
Free Cash Flow	292	350	487	373	256	158	376	292	1,502	1,082
Free Cash Flow After Interest	271	314	484	315	238	37	363	209	1,384	847
Net Debt	3,213	3,540	3,101	3,395	4,856	4,856	4,718	4,639	3,395	4,639
Cellular Subscriber Base (Thousands)	3,068	3,096	3,133	3,160	3,149	3,175	3,201	3,176	3,160	3,176
Number of Fixed Lines (Thousands)				69	288	292	295	292	69	292
ISP Subscriber Base (Thousands)				60	632	632	632	632	60	632
ARPU (NIS)17	121	123	125	120	115	112	111	106	122	111
MOU (Minutes)	358	368	361	375	374	396	410	407	366	397
Churn Rate (%)	5.2%	5.1%	5.0%	6.0%	7.3%	6.5%	7.2%	8.2%	21%	29%

16 See Page 1 for definitions.
17 The quarterly and annual ARPU for 2010 have been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: March 22, 2012